SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: July 2016	Commission File Number: 001-35776

ACASTI PHARMA INC.

(Name of Registrant)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K including the exhibits hereto shall be deemed to be incorporated by reference into Acasti Pharma Inc.’s registration statement on Form S-8 (File No. 333-191383) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACASTI PHARMA INC.

Date: July 11, 2016	By:	a/s/ Mario Paradis
Name: Mario Paradis Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management Discussion and Analysis of the Financial Situation and Operating Results – Three-Month Periods Ended May 31, 2016 and 2015
99.2	Interim Financial Statements (Unaudited) –Three-month periods ended May 31, 2016 and 2015
99.3	Form 52-109F2 – Certification of Interim Filings (CEO)
99.4	Form 52-109F2 – Certification of Interim Filings (CFO)